Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders

Nuveen Michigan Premium Income Municipal Fund, Inc.
33-51162
811-7116


An annual meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, at this meeting shareholders were asked to vote on a new Investment
Management Agreement.

Voting results for the new investment management agreement are as follows:

<c>To approve a new
investment management
agreement
 <c>Common and
Preferred shares
voting together as a
 class
   For
               4,254,100
   Against
                  239,910
   Abstain
                  131,422
   Broker Non-Votes
               1,180,164
      Total
               5,805,596



Proxy materials are herein incorporated by reference to the SEC filing on August 22, 2007, under Conformed Submission Type DEF 14A, accession number 0000950137-07- 012855.